UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO/A
TENDER OFFER STATEMENT PURSUANT TO RULE 14(d)-1 or 13(e)(1)
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 16)
PLACER DOME INC.

(Name of Subject Company (Issuer))
BARRICK GOLD CORPORATION

(Name of Filing Person (Bidder))
Common Shares

(Title of Class of Securities)
725906101

(CUSIP Number of Class of Securities)
Sybil E. Veenman
Vice President, Assistant General Counsel, and Secretary
BCE Place, Canada Trust Tower
161 Bay Street, Suite 3700
P.O. Box 212
Toronto, Canada M5J 2S1
(416) 861-9911

(Name, address (including zip code) and telephone number (including area code) of person(s) authorized to receive notices and communications on behalf of filing person)

CALCULATION OF FILING FEE*

Transaction Valuation(1)	Amount of Filing Fee(2)
US$10,788,035,769.18	US$88,183.53
     (1) Estimated solely for the purpose of calculating the Fee in accordance with the Rule 0-11 of the Securities Exchange Act of 1934.
     (2) The amount of the Fee has been calculated based on the market value of the outstanding common shares of Placer Dome as of January 3, 2006 of Cdn.$12,482,836,188.52 (US$10,788,035,769.18). Such value is calculated based upon (a) 461,728,729, which is the number of outstanding common shares of Placer Dome on a fully diluted basis, and (b) Cdn.$27.035 (US$23.364), which is the market value per common share of the Placer Dome common shares (based upon the average of the high and low prices reported for such common shares on the Toronto Stock Exchange as of January 3, 2006). For purposes of this calculation, the noon rate of exchange as reported by the Bank of Canada for one U.S. dollar expressed in Canadian dollars on January 3, 2006 is 1.1571.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(A) Amount Previously Paid: US$1,066,136.30	Registration No.: 1-9059 (Barrick Commission File No.)

Filing Party: Barrick Gold Corp.

Form: Schedule TO	Date Filed: November 10, 2005

(B) Amount Previously Paid: US$172,274.69	Registration No.: 1-9059 (Barrick Commission File No.)

Filing Party: Barrick Gold Corp.

Form: F-10	Date Filed: January 4, 2006
Total amount Previously Paid under (A) and (B): US$1,238,410.99

     This Amendment No. 16 amends and supplements the Tender Offer Statement on Schedule TO (as previously amended, the “Schedule TO”) filed with the U.S. Securities and Exchange Commission on November 10, 2005 by Barrick Gold Corporation (“Barrick”).
     The Schedule TO as amended hereby relates to the offer (the “Offer”) by Barrick to purchase (i) all outstanding common shares (including those that are subject to CHESS Depositary Interests and International Depositary Receipts) of Placer Dome Inc. (“Placer Dome”), which includes common shares that may become outstanding after the date of the offer but before the expiry time of the offer upon conversion, exchange or exercise of options or convertible debentures or other securities of Placer Dome that are convertible into or exchangeable for common shares and (ii) the associated rights issued under the Shareholders Rights Plan of Placer Dome (collectively, the “Shares”), at a price of, at the election of the shareholder of Placer Dome: (a) US$22.50 in cash for each Share; or (b) 0.8269 of a Barrick common share and US$0.05 in cash for each Share, in each case subject to proration.
     The Offer is subject to the terms and conditions set forth in the Offer and Circular dated November 10, 2005, and the related Letter of Transmittal, copies of which were filed as Exhibits 1.1 and 1.2, respectively, to the initial Schedule TO, as amended by the Notice of Variation and Extension, dated January 4, 2006, filed herewith as Exhibit 1.6 (the “Notice of Variation and Extension”).
     As permitted by General Instruction F to Schedule TO, the information set forth in the entire Notice of Variation and Extension, including all appendices, schedules, exhibits and annexes thereto, is hereby expressly incorporated by reference in response to all items of information required to be included in, or covered by, this Schedule TO and is supplemented by the information specifically provided herein.
     Capitalized terms used herein and not defined herein have the respective meaning assigned to such terms in the Offer and Circular and the Notice of Variation and Extension.
     Item 4 Terms of the Transaction
     By delivery of the Notice of Variation and Extension to the Depositary, Barrick formally amended the Order in order to, among other things (i) increase the price offered to the shareholders of Placer Dome from, at the election of each holder of Shares, $20.50 in cash or 0.7518 of a Barrick Common Share and $0.05 in cash for each Share, subject in each case to pro ration, to, at the election of each holder of Shares, (a) $22.50 in cash, or (b) 0.8269 of a Barrick Common Share and $0.05 in cash for each Share, subject in each case to pro ration; and (ii) extend the Offer to midnight (Toronto Time) on January 19, 2006.
     Item 12 Exhibits
     Item 12 of the Schedule TO is hereby amended and supplemented to include:

Exhibit	Description

1.6	Notice of Extension and Variation, dated January 4, 2006 (filed herewith)

1.7	Letter to Shareholders, dated January 4, 2006 (filed herewith)

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARRICK GOLD CORPORATION

By:	/s/ Sybil E. Veenman
	Name:	Sybil E. Veenman
	Title:	Vice President, Assistant General Counsel and Secretary
	Date:	January 4, 2006

EXHIBIT INDEX

Exhibit	Description

1.6	Notice of Extension and Variation, dated January 4, 2006 (filed herewith)

1.7	Letter to Shareholders, dated January 4, 2006 (filed herewith)

5